</SEC-HEADER>
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 21)

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    210226106
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                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                June 23, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,481,474

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,481,474

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     564,961

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     564,961

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,961 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IV

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     548,788

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     548,788

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     548,788 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Offshore Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     206,550

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     206,550

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     206,550 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Renaissance Global Markets Fund

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     161,175

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     161,175

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     161,175 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David J. Winters

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,481,474

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,481,474

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IN

 CUSIP No. 210226106
           ---------------------

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Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, a Maryland USA corporation registered as an investment company under the Investment Company Act of 1940, as amended ("Wintergreen Fund"), (ii) Wintergreen Partners Fund, LP, an unregistered pooled investment vehicle organized as a Delaware USA limited partnership ("Wintergreen Partners"), (iii) Wintergreen Partners Offshore Master Fund, Ltd., an unregistered pooled investment vehicle organized as a Cayman Islands exempted company ("Wintergreen Offshore"), (iv) Renaissance Global Markets Fund, a mutual fund trust organized under the laws of Ontario Canada ("Renaissance"), (v) Wintergreen Advisers, LLC, ("Wintergreen Advisers"), a Delaware USA limited liability company which acts as investment manager of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, Renaissance and other investment vehicles, and (vi) David J. Winters, a citizen of the United States ("David Winters"), the managing member and portfolio manager of Wintergreen Advisers. (Each of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, Renaissance, Wintergreen Advisers, and David Winters may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The principal business and principal office address of each of David Winters, Wintergreen Fund, Wintergreen Partners and Wintergreen Advisers is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or Administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen Advisers may be deemed to beneficially own 1,481,474 Shares.

As of the date hereof Wintergreen Fund beneficially owns 564,961 Shares.

As of the date hereof Wintergreen Partners beneficially owns 548,788 Shares.

As of the date hereof Wintergreen Offshore beneficially owns 206,550 Shares.

As of the date hereof Renaissance beneficially owns 161,175 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, and Renaissance. The aggregate funds used by the forgoing Reporting Persons to make the purchases was approximately $90.9 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Advisory clients of Wintergreen Advisers are the beneficial owners of approximately 25.9% of the Issuer's common stock. Wintergreen Advisers has initiated discussions with the Issuer on maximizing the value of the Daytona properties, through direct development or partnerships. Wintergreen Advisers intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties. To this end, Wintergreen Advisers, from time to time, will communicate with the Issuer and other holders of Common Stock regarding such matters.

On June 23, 2009, Wintergreen Advisers delivered a letter (the "June 23 Letter") to the Board of Directors of the Issuer congratulating the new-elected board members, applauding the board for separating the positions of Chairman of the Board and Chief Executive Officer, encouraging the board to make the shareholder mandated changes to the Issuer's Articles of Incorporation and By-Laws and expressing concern over possible conflicts of interest between the newly appointed Chairman of the Board and his personal business interests. A copy of the June 23 Letter is attached hereto as Exhibit B and incorporated herein by reference.

The Reporting Persons may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Other than as described herein, the Reporting Persons do not have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) The Reporting Persons are a group and are each deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

Each Reporting Person disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Advisers as investment manager of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore and Renaissance, and David Winters, a managing member and portfolio manager of Wintergreen Advisers may be deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,481,474 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,481,474 Shares.

     David Winters has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,481,474 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,481,474 Shares.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 564,961 Shares (1), constituting 9.9% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 564,961 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 564,961 Shares.


(a, b) As of the date hereof, Wintergreen Partners is the beneficial owner of 548,788 Shares (1), constituting 9.6% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 548,788 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 548,788 Shares.


(a, b) As of the date hereof, Wintergreen Offshore is the beneficial owner of 206,550 Shares (1), constituting 3.6% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Wintergreen Offshore has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 206,550 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 206,550 Shares.


(a, b) As of the date hereof, Renaissance is the beneficial owner of 161,175 Shares (1), constituting 2.8% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Renaissance has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 161,175 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 161,175 Shares.


     (c) None of the Reporting Persons has effected any transactions in the Shares during the past sixty days or since the most recent filing of Schedule 13D.


     (d) N/A

     (e) N/A

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Letter to the Board of Directors of the Issuer dated June 23, 2009

--------------------------------------------------------------------------------







                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Partners Offshore Master Fund, Ltd.
By: Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Renaissance Global Markets Fund
By: David J. Winters, Attorney-in-Fact

/s/ David J. Winters
______________________________________

David J. Winters

/s/ David J. Winters
______________________________________

June 24, 2009



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT
The undersigned agree that this Amendment No 21 to Schedule 13D dated June 24, 2009, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Partners Offshore Master Fund, Ltd.
By: Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Renaissance Global Markets Fund
By: David J. Winters, Attorney-in-Fact

/s/ David J. Winters
______________________________________

David J. Winters

/s/ David J. Winters
______________________________________

June 24, 2009

                                                                Exhibit B

Wintergreen Advisers, LLC ("Wintergreen")
333 Route 46 West, Suite 204
Mountain Lakes, New Jersey
07046


Board of Directors
Consolidated-Tomoka Land Co. ("CTO")
c/o Linda Crisp, Corporate Secretary
Post Office Box 10809
Daytona Beach, Florida
32120-0809


June 23, 2009


Dear Board Members

Wintergreen extends its congratulations to the newly-elected CTO board members, especially the three new independent members. At the 2009 Annual Meeting of Shareholders, the owners of CTO communicated their desire for significant change with regard to CTO's governance practices. We applaud the CTO board for taking the first steps toward implementing the will of its shareholders by seating its new directors and by separating the positions of Chairman of the Board and Chief Executive Officer. We look forward to working with the newly-constituted board to maximize the value of CTO for all of its shareholders.

We strongly encourage the board to promptly respond to its shareholders with respect to the other corporate governance matters addressed at the meeting. The majority of the votes cast at the 2009 Annual Meeting of Shareholders favored:

(i) A de-staggered board to provide shareholders with the right to elect all board members each year, and
(ii)    A board that consists of no more than eleven directors.

We urge the board to take the necessary steps to amend the Articles of Incorporation and By-Laws as required for these two significant shareholder mandates to be implemented. We believe full board support of these improved governance issues, both now and at a meeting of shareholders, will evidence a board properly fulfilling its fiduciary duty. We urge the board to act with deliberate speed to implement the will of its shareholders and to communicate to all shareholders its actions in support of improved corporate governance.

With regard to the appointment of Bill Voges as Chairman of the Board, we remain concerned about possible conflicts of interest between Mr. Voges' fiduciary duty to CTO shareholders and his personal business obligations to The Root Organization. As President and CEO of Root and its various affiliates, Mr. Voges has an ownership stake in several real estate developments i n and around the Daytona area. Root and its affiliates own the Root Executive Park in Ormond Beach as well as the multi-story "Poe and Brown" office building on South Ridgewood Avenue in Daytona, both large developments located only a few miles from where CTO is attempting to develop similar office properties. Root, its affiliates and/or Mr. Voges also appear to own office buildings on Williamson Drive and International Speedway Boulevard, as well as the Fentress Pointe flex-office project and a stake in the Tomoka Business Center flex-office project. These projects seem to be in direct competition with the office and flex-office developments that CTO has developed or is in the process of developing, for the capital to develop the projects, as well as the tenants to fill them. It is unclear to Wintergreen how the conflicts of interest described above have been handled during Mr. Voges tenure as a member of the board. We would appreciate having a better understanding of how the CTO board is handling these conflicts, as well as how Mr. Voges himself has balanced his fiduciary duties to CTO with his pecuniary interests in The Root Organization.

Thank you for your time and consideration of these important matters.

Please direct any questions regarding the information contained in this correspondence to our legal counsel, Patricia Poglinco ((212) 574-1247), or Fola Adamolekun ((212) 574-1320), of Seward & Kissel LLP, One Battery Park Place, New York, New York 10004.


Sincerely yours,

/s/ David J. Winters

David J. Winters, Managing Member
Wintergreen Advisers, LLC




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